Exhibit 99.76

Source: PyroGenesis Canada Inc.
January 06, 2021 12:51 ET

PyroGenesis’ CEO to Present at SNN Network Canada Virtual Event on January 7

MONTREAL, Jan. 06, 2021 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://www.pyrogenesis.com) (TSX: PYR) (OTCQB: PYRNF) (FRA: 8PY), a high-tech company, (the "Company", the “Corporation” or "PyroGenesis") that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch products, is pleased to announce today that Mr. P. Peter Pascali, CEO of PyroGenesis, is scheduled to present at the SNN Network Canada Virtual Event on Thursday, January 7, 2021 at 10:30 AM Eastern Time.

To access the live presentation, please use the following information:

SNN Network Canada Virtual Event 2021

Date: Thursday, January 7, 2021

Time: 10:30 AM Eastern Time (7:30 AM Pacific Time)

Webcast: https://www.webcaster4.com/Webcast/Page/2059/39297

If you would like to book 1x1 investor meetings with Mr. Pascali, and/or to watch the Company's presentation, please make sure you are registered for the virtual event here: https://canada.snn.network/signup.

1x1 meetings will be scheduled and conducted via a private, secure, video conference through the conference event platform provided.

For investors unable to attend the live presentation, all company presentations/webcasts will be available on the conference event platform at this link: https://canada.snn.network/agenda

The SNN Network Canada Virtual Event website is available here: https://canada.snn.network/

About SNN.Network

SNN.Network is your multimedia financial news platform for discovery, transparency and due diligence. This is your one-stop hub to find new investment ideas, check in on watchlist, gather the most up-to-date information on the Small-, Micro-, Nano-Cap market with the goal to help you towards achieving your wealth generation goals. Follow the companies YOU want to know more about; read and watch content from YOUR favorite finance and investing influencers; create YOUR own watchlist and screen for ideas YOU'RE interested in; find out about investor conferences YOU want to attend - all here on SNN.Network.

If you would like to attend the SNN Network Virtual Investor Conference, please register here: https://conference.snn.network/signup

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries. With a team of experienced engineers, scientists and technicians working out of its Montreal office and its 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 and AS9100D certified. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/